UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

HEICO Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

422806208

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 422806208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susquehanna Investment Group

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 590,000

	6.	Shared Voting Power 760,435

	7.	Sole Dispositive Power 590,000

	8.	Shared Dispositive Power 760,435

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,345

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) BD, PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SIG Specialists, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 170,435

	6.	Shared Voting Power 760,435

	7.	Sole Dispositive Power 170,435

	8.	Shared Dispositive Power 760,435

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,435

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) BN, CO

Item 1.
	(a)	Name of Issuer Heico Corp. (the “Company”)
	(b)	Address of Issuer’s Principal Executive Offices 3000 Taft Street Hollywood, FL 33021

Item 2.
	(a)	Name of Person Filing (1) Susquehanna Investment Group (a “Reporting Person”) (2) SIG Specialists, Inc. (a “Reporting Person”)
	(b)	Address of Principal Business Office or, if none, Residence (1) 401 City Avenue, S-220, Bala Cynwyd, PA 19004 (2) 401 City Avenue, S-220, Bala Cynwyd, PA 19004
	(c)	Citizenship (1) Pennsylvania (2) Pennsylvania
	(d)	Title of Class of Securities Class A Common Stock, $.01 par value per share, of the Company (“Common Stock”)
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
SIG Specialists, Inc. Susquehanna Investment Group
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(1) Susquehanna Investment Group
	(a)	Amount beneficially owned: 760,435
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 590,000
		(ii)	Shared power to vote or to direct the vote 760,435
		(iii)	Sole power to dispose or to direct the disposition of 590,000
		(iv)	Shared power to dispose or to direct the disposition of 760,435
(2) SIG Specialists, Inc.
	(a)	Amount beneficially owned: 760,435
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 170,435
		(ii)	Shared power to vote or to direct the vote 760,435

(iii)	Sole power to dispose or to direct the disposition of 170,435
(iv)	Shared power to dispose or to direct the disposition of 760,435

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2004

Susquehanna Investment Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

SIG Specialists, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

A	Joint Filing Agreement, dated February 5, 2004, pursuant to Rule 13d-1(k) between Susquehanna Investment Group and SIG Specialists, Inc.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of HEICO Corp., dated February 5, 2004, and any amendments thereto signed by each of the undersigned shall be filed on behalf of each of them pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 5, 2004	Susquehanna Investment Group

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel

Date: February 5, 2004	SIG Specialists, Inc.

	By:	/s/ Todd Silverberg
Todd Silverberg, General Counsel